February 28, 2008

VIA FEDERAL EXPRESS AND EDGAR

H. Christopher Owings
Assistant Director
United States Securities and Exchange Commission
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	General Finance Corporation
Post-Effective Amendment No. 2 to Registration Statement on Form S-1
Originally filed January 29, 2008
File No. 333-129830

Ladies and Gentlemen:

General Finance Corporation, a Delaware corporation, hereby requests the withdrawal of its request for acceleration of the effective date of its Post-Effective Amendment No.2 to Registration Statement on Form S-1, as amended (File No. 333-129830), at 4:00 p.m., Eastern time, on February 29, 2008.

Please contact the undersigned at (626) 584-9722 if you have any other questions or concerns regarding this matter.

Very truly yours,

General Finance Corporation

By: /s/ Christopher A. Wilson
Christopher A. Wilson
General Counsel, Vice President & Secretary